Exhibit 99.1

Teck Resources Limited TSX: TECK.A, TECK.B NYSE: TECK www.teck.com	Agnico Eagle Mines Limited TSX: AEM NYSE: AEM www.agnicoeagle.com

News Release

For Immediate Release 23-26-TR	Date: April 6, 2023

Teck and Agnico Eagle Announce Completion
of the San Nicolás Copper-Zinc Project Joint Venture

Vancouver, B.C. and Toronto, ON – Agnico Eagle Mines Limited (TSX and NYSE: AEM) (“Agnico Eagle”) and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that the previously announced joint venture transaction between Teck and Agnico Eagle to advance the San Nicolás copper-zinc development project has closed. Teck and Agnico Eagle have entered into a joint venture shareholders agreement whereby Agnico Eagle, through a wholly-owned Mexican subsidiary, has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for US$580 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, Agnico Eagle is deemed to be a 50% shareholder of MSN from closing, regardless of the number of shares that have been issued to Agnico Eagle or its subsidiary.

Teck and Agnico Eagle are now 50/50 joint venture partners at San Nicolás, working together to advance permitting and development of the high-quality copper-zinc San Nicolás project located in Zacatecas, Mexico. The joint venture partners are planning to submit an Environmental Impact Assessment and Permit application for San Nicolás in the first half of 2023 and are targeting completion of a feasibility study in early 2024. Concluding the San Nicolás joint venture, initiating permitting, and completing the next stage of technical studies, is another positive step in Teck’s strategy to advance its industry leading Copper Growth portfolio in a timely and prudent manner and for Agnico Eagle in leveraging its Mexican operating experience and know-how to pursue growth in a high-quality, copper-zinc mineral deposit located in a premier mining jurisdiction in Mexico.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information are statements other than historical fact and can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this release include statements concerning: the expectations regarding the timeline for initiating permitting and development of San Nicolás and the timing of completion of any technical studies.

Forward-looking statements and information are made based upon certain assumptions, including but not limited to, assumptions that San Nicolás can and will be developed in accordance with MSN’s current plans. Factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, MSN’s ability to advance permitting and development of San Nicolás, including challenges to our permits, risks related to mineral reserves and resources estimation and metallurgical recoveries, development risks, regulatory restrictions (including environmental regulatory restrictions and liability), and activities by governmental authorities.

The foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or implied by our forward-looking statements and information. Certain of these risks are described in more detail in each of Agnico’s and Teck’s 2022 Annual Information Form and Form 40-F and in subsequent public filings by Agnico and/or Teck with Canadian securities administrators and the US Securities and Exchange Commission. None of Agnico, Teck or MSN assume any obligation to revise or update these forward-looking statements and information after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as required under applicable securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Agnico Eagle Investor Contact:

Jean-Marie Clouet

Corporate Director, Investor Relations

416.457.9464

jeanmarie.clouet@agnicoeagle.com

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